UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

17560 Rowland Street, City of Industry, CA 91748

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Completion of Merger

On May 19, 2021, Newegg Commerce, Inc., formerly known as Lianluo Smart Limited., (for avoidance of doubts, in this Form 6-K, the post-closing issuer is referred to as the “Company”, and the pre-closing issuer is referred to as “LLIT”) issued a press release announcing the closing of the merger with privately-held Newegg Inc. (“Newegg”) contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”) dated October 23, 2020, by and among LLIT, Lightning Delaware Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company and Newegg, and the disposition of all of LLIT’s legacy business contemplated by that certain Equity Transfer Agreement (“Disposition Agreement”) dated October 23, 2020, by and among LLIT, Beijing Fenjin Times Technology Development Co., Ltd. (“Beijing Fenjin”) and its wholly owned subsidiary, Lianluo Connection. Following the closing, the Company has been renamed Newegg Commerce, Inc. and the common shares of the Company, par value $0.021848 per share (the “Common Shares”) are expected to begin trading under the Company’s new symbol “NEGG” on the Nasdaq Capital Market on or about May 20, 2021.

The foregoing description of the Merger Agreement and the Disposition Agreement is not complete and is qualified in its entirety by reference to the full text of such agreements, which are attached as Annex A and Annex E to Proxy Statement/Prospectus (File No. 333-24960) filed by the Company with the Securities and Exchange Commission on April 14, 2021 and incorporated herein by reference.

Copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

Changes in Registrant’s Certifying Accountant

Former Independent Registered Public Accounting Firm

In connection with the closing of the Restructure, on May 19, 2021, the audit committee of board of directors of the LLIT (the “Audit Committee”) received the letter of resignation from its independent registered public accounting firm, BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”), effective immediately.

The audit reports of BDO China on LLIT’s consolidated financial statements as of and for the years ended December 31, 2019 and 2020 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report on the December 31, 2019 consolidated financial statements included an explanatory paragraph that described factors that raised substantial doubt about LLIT’s ability to continue as a going concern.

During LLIT’s two most recent fiscal years and for the subsequent interim period through May 19, 2021, LLIT had no “disagreements” (as described in Item 16F(a)(1)(iv) of Form 20-F) with BDO China on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO China, would have caused it to make reference in connection with its opinion to the subject matter of the disagreements.

During LLIT’s two most recent fiscal years and for the subsequent interim period through May 19, 2021, there was one “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F, relating to disclosure of material weakness in LLIT’s internal control over financial reporting. As previously reported, the following material weakness was identified as of December 31, 2020 and 2019: LLIT did not have sufficient qualified accounting personnel with level of knowledge, experience and training of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements. Also, as a small company, LLIT did not have sufficient internal control personnel to set up adequate review functions at each reporting level.

In accordance with Item 16F(a)(3) of Form 20-F, BDO China was furnished with a copy of this Form 6-K on May 19, 2021, providing BDO China with the opportunity to furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements made by the Company herein in response to Item 16F(a) of Form 20-F, and if not, stating the respects in which it does not agree. Attached as Exhibit 15.1 is a copy of BDO China’s letter addressed to the SEC relating to the statements made by the Company in this report.

New Independent Registered Public Accounting Firm

On May 19, 2021 upon the Audit Committee’s approval, the Company engaged BDO USA LLP (“BDO USA”) as its new independent registered public accounting firm to audit and review the Company’s financial statements effective immediately.

Prior to the closing of the Restructure, BDO USA was the independent accountants for Newegg. The Audit Committee determined that because the Company financial statements are tantamount to the financial statements of Newegg after the closing, for reasons of continuity, BDO USA should be appointed as the new independent registered public accounting firm of the Company.

During the LLIT’s two most recent fiscal years and through the subsequent interim period to May 19, 2021, LLIT did not consult BDO USA with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the LLIT’s consolidated financial statements, and neither a written report was provided to LLIT or oral advice was provided that BDO USA concluded was an important factor considered by LLIT in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of either a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

15.1	Letter from BDO China, Dated May 19, 2021.
99.1	Press Release, dated May 19, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

May 19, 2021	By:	/s/ Robert Chang
Robert Chang
Chief Financial Officer

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